Exhibit (a)(7)
          WASHINGTON WATER POWER

          SOON TO BE AVISTA CORP.
                                                  NEWS RELEASE

          CONTACT: Media Contact: Patrick Lynch (509) 495-4246; e-mail: plynch@wwpco.com
                    Investment Community Contact: Diane Thoren (509) 495-4331; e-mail: dthoren@wwpco.com

                                                  FOR IMMEDIATE RELEASE
                                                  November 19, 1998
                                                  5:53 a.m. PST

                     WASHINGTON WATER POWER ANNOUNCES PRELIMINARY
                        RESULTS OF COMMON STOCK EXCHANGE OFFER
                 PRELIMINARY RESULTS SHOW APPROXIMATELY 12.2 MILLION
                      SHARES VALIDLY TENDERED IN EXCHANGE OFFER

          SPOKANE, WASH.: Washington Water Power (NYSE:WWP), soon to become Avista Corp., today announced preliminary results of an exchange offer under which common stock shareholders were provided the opportunity to exchange their common shares for an equal number of depositary shares representing mandatorily convertible preferred stock to be issued by the company.

               On Oct. 21, Washington Water Power presented shareholders with an offer to exchange up to 20 million of the company's common shares - or about 35 percent of the company's outstanding common stock - for depositary shares representing new-issue preferred stock. Shareholders were provided 20 business days to tender their common shares for exchange. The exchange offer expired at midnight EST on Nov. 18, 1998, and this announcement appears only as a matter of record.

               Based on a preliminary count by The Bank of New York, the company's exchange agent and depositary for the new-issue preferred stock, approximately 12.2 million common shares were validly tendered and not withdrawn in the exchange offer. In addition, approximately 3.2 million shares were covered by Notice of Guaranteed Delivery. Final results of the exchange offer are expected to be released on Nov. 24, 1998.

               The depositary shares, also known as RECONS (Return-Enhanced Convertible Securities) are expected to be listed on the New York Stock Exchange and traded under the ticker symbol "WWPPrL." Trading is expected to begin on a when-issued basis today, Nov. 19, 1998.

               After three years, the depositary shares will automatically convert back to common stock on a one-for-one basis. Prior to the end of the three-year period, the company has the option of converting the depositary shares to common stock having a value up to a maximum of $24.00, but in no event more than one common share per depositary share, and paying any accrued and unpaid dividends and a premium further described in the prospectus.

               Each depositary share will pay an annual dividend of $1.24 per share for a period of about three years. This compares with an annual common stock dividend of $0.48 per share, which will become effective with the December 1998 payment. The dividend on the new-issue preferred stock, know as Series L, was declared by the company's board of directors at its Nov. 13, 1998, meeting and will be payable to holders of depositary shares. Holders of depositary shares will receive a quarterly dividend of $0.31 per depositary share.

               The company first announced the exchange offer in August of this year as part of a dividend restructuring plan aimed at providing capital to fund corporate growth initiatives. The exchange plan was initiated in recognition of the impact the reduced common stock dividend level could have on income-oriented shareholders.

               Washington Water Power, with annual revenues of more than $3 billion, is a diversified energy services company with utility and subsidiary operations located throughout the United States. Washington Water Power also operates Avista Capital, which owns all the company's non-regulated energy and non-energy businesses. Avista Capital companies include Pentzer Corporation, Avista Energy, Avista Advantage, Avista Labs, Avista Fiber and Avista Development. Washington Water Power's stock is currently traded under the ticker symbol "WWP". On January 1, 1999, Avista Corporation will become the parent company's new name, with the company's stock traded under the ticker symbol "AVA" and the depositary shares traded under the symbol "AVAPrL."